Exhibit 1

MEDIA

RELEASE

7 MARCH 2014

GROUP EXECUTIVE CHANGES

Westpac Group’s Chief Executive Officer, Mrs Gail Kelly, today announced changes to the organisation’s Executive Team.

Mr Phil Coffey, currently Chief Financial Officer (CFO), has been appointed Deputy Chief Executive Officer, and Mr Peter King has been promoted to the role of CFO.

In his new role, Mr Coffey will work directly with Mrs Kelly on a range of critical strategic issues. These include overseeing Westpac’s contribution to the Federal Government’s Financial System Inquiry and supporting relationships with key stakeholders including industry groups, regulators, customers and government. Mr Coffey will also retain his current responsibilities for the strategy, and mergers and acquisitions functions, and will continue as a director of Westpac New Zealand Limited.

Mrs Kelly said: “I am delighted with Phil’s appointment as Deputy CEO. He is a deeply experienced financial services executive who has served on our Executive Team for 12 years, including eight years as CFO. He is highly respected, both internally and externally, and has played a critical role in growing and strengthening the Group.

“His expertise in risk, finance, capital markets and regulatory issues will be invaluable in the further development of the Group’s strategy and as we address both the challenges and opportunities facing the industry. I am looking forward to continuing to work closely with Phil in his new role.”

Mr King has been with Westpac for almost 20 years, and has been the Deputy CFO since 2011.

“Peter’s promotion shows the depth of talent in the Group and our ability to recognise and develop our future leaders. He is an extremely talented executive and a wonderful addition to our Executive Team,” she said.

As Deputy CFO, Mr King’s major responsibilities included external financial reporting, group financial performance management and capital planning.

He has broad experience across the Westpac Group, having previously held senior roles in Financial Markets, Treasury, Technology and Operations, and Business and Consumer Banking.

These new appointments will take effect from 1 April, 2014.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

Biographies

Phil Coffey

Mr Coffey has been Westpac Group’s Chief Financial Officer since December 2005 with responsibility for Westpac’s finance, assurance, tax, treasury, strategy and mergers and acquisitions, and investor relations functions. He was previously Group Executive, Westpac Institutional Bank, having been appointed to that position in 2002. Mr Coffey first joined Westpac in 1996 as Head of Foreign Exchange.

He has extensive experience in financial markets, funds management and finance. He began his career at the Reserve Bank of Australia before moving to Citicorp and AIDC Limited. He has also held roles in the United Kingdom and New Zealand. Mr Coffey has an honours degree in Economics from the University of Adelaide and has completed the Executive Programme at Stanford University Business School.

Peter King

Mr King has held a number of senior finance positions since joining Westpac in 1994. He was appointed to his current position of Deputy CFO in 2011, and was acting CFO for a period in 2013. He was previously General Manager, Group Finance for a period of five years.

As Deputy CFO his core responsibilities included the financial and performance management processes of the Group, capital planning and funds transfer pricing. He is also a member of the Group’s Risk, Asset and Liability, and Project Prioritisation Committees.

Prior to commencing as General Manager, Group Finance in 2006, Mr King was CFO of Business and Technology Services and Solutions. He has also held other senior finance roles in Business and Consumer Banking and was Head of Finance, Treasury and Financial Markets.

Mr King began his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD, France. He is a Fellow of the Institute of Chartered Accountants.

For Further Information

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